NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2005

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2005	December 31, 2004
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$17,547,238	$12,476,047
Marketable securities (note 4)	363,906	363,906
Amounts receivable and prepaids	580,780	402,206
Balances receivable from related parties (note 8)	153,649	12,060
	18,645,573	13,254,219

Equipment (note 5)	431,356	398,101
Mineral property interests (note 6)	16,706,930	11,788,621

	$35,783,859	$25,440,941

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$4,717,473	$3,025,155

Shareholders' equity
Share capital (note 7)	120,341,358	76,109,561
Contributed surplus (note 7(e))	11,152,097	7,504,720
Deficit	(100,427,069)	(61,198,495)
	31,066,386	22,415,786
Nature of operations (note 1)
Commitments (notes 6(a) and 7(b)(vi))
Subsequent events (notes 11 and 6(a))

	$35,783,859	$25,440,941

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Expenses
Amortization	$24,204	$11,604	$68,973	$19,766
Conference and travel	146,855	138,861	491,007	272,995
Exploration (schedule)	15,334,997	17,809,456	32,583,523	26,280,103
Legal, accounting and audit	61,658	31,919	184,903	41,922
Office and administration	695,102	610,508	1,892,781	968,032
Shareholder communication	116,347	121,771	290,403	390,273
Stock-based compensation - exploration (note 7(d))	755,470	961,875	1,650,088	1,910,335
Stock-based compensation - administration (note 7(d))	741,983	592,527	1,997,289	2,125,027
Trust and filing	37,850	5,019	133,512	43,392
	17,914,466	20,283,540	39,292,479	32,051,845

Other income (expense)
Fair value adjustment on price protection guarantee
(note 6(a))	(634,128)	–	(634,128)	–
Foreign exchange	199,393	(102,642)	226,737	(205,939)
Interest income	151,973	102,278	471,296	280,394
Write down of marketable securities	–	(94)	–	(351,094)
	(282,762)	(458)	63,905	(276,639)

Loss for the period	$18,197,228	$20,283,998	$39,228,574	$32,328,484

Basic and diluted loss per share	$0.32	$0.46	$0.72	$0.81

Weighted average number of
common shares outstanding	57,189,058	44,416,753	54,675,954	39,891,363

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Deficit, beginning of period	$82,229,841	$31,544,334	$61,198,495	$19,499,848
Loss for the period	18,197,228	20,283,998	39,228,574	32,328,484
Deficit, end of period	$100,427,069	$51,828,332	$100,427,069	$51,828,332

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
Cash provided by (used in)	2005	2004	2005	2004

Operating activities
Loss for the period	$(18,197,228)	$(20,283,998)	$(39,228,574)	$(32,328,484)
Items not involving cash
Amortization	24,204	11,604	68,973	19,766
Stock-based compensation	1,497,453	1,554,402	3,647,378	4,035,362
Marketable securities received (note 6(d))	–	–	–	(715,000)
Write down of marketable securities	–	94	–	351,094
Changes in non-cash working capital items
Amounts receivable and prepaids	(101,860)	(173,835)	(178,574)	(93,403)
Accounts payable and accrued liabilities	(729,189)	4,424,015	1,058,190	6,582,296
Balances receivable from and payable to
related parties	104,781	412,817	(141,589)	74,728
Fair value adjustment on price protection
guarantee (note 6(a))	634,128	–	634,128	–
	(16,767,711)	(14,054,901)	(34,140,068)	(22,073,641)

Investing activities
Purchase of equipment	(5,576)	(129,025)	(102,229)	(271,922)
	(5,576)	(129,025)	(102,229)	(271,922)

Financing activities
Common shares issued for cash, net of issue costs	7,156,535	9,857,826	39,313,488	38,752,720
	7,156,535	9,857,826	39,313,488	38,752,720

Increase (decrease) in cash and equivalents	(9,616,752)	(4,326,100)	5,071,191	16,407,157
Cash and equivalents, beginning of period	27,163,990	24,174,721	12,476,047	3,441,464

Cash and equivalents, end of period	$17,547,238	$19,848,621	$17,547,238	$19,848,621

The accompanying notes are an integral part of these consolidated financial statements.

Non-cash investing activities
Issuance of shares for mineral property interests	$-	$-	$4,918,309	$-

Fair value of stock options allocated to shares issued upon exercise	$172,831	$-	$644,203	$-

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

PEBBLE PROPERTY
Assays and analysis	$101,861	$267,769	$240,398	$469,702
Disposition of Gibraltar exploration interest	–	(715,000)	–	(715,000)
Drilling	2,515,265	6,749,874	4,436,847	7,899,304
Engineering	3,465,057	1,124,278	6,357,652	2,658,076
Environmental	3,473,523	4,393,371	10,055,510	6,397,618
Equipment rental	12,926	45,074	34,594	185,247
Freight	133,460	282,255	447,283	469,813
Geological	336,638	508,850	819,920	1,060,832
Graphics	13,340	33,644	62,534	59,161
Helicopter	2,186,220	2,276,947	3,997,748	3,678,098
Property fees and assessments	43,880	32,088	132,665	98,379
Site activities	2,306,680	2,257,696	3,716,650	3,266,646
Socioeconomic	528,498	352,437	1,861,823	436,892
Travel and accommodation	217,649	200,173	419,899	315,335
	15,334,997	17,809,456	32,583,523	26,280,103

Cumulative expenditures, beginning of period	60,843,485	19,896,884	43,594,959	11,426,237
Cumulative expenditures, end of period	$76,178,482	$37,706,340	$76,178,482	$37,706,340

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interests are located in Alaska, United States of America (“USA”).

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The Company has a wholly owned subsidiary, Northern Dynasty Mines Inc., incorporated under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)	Mineral property interests

The acquisition costs of mineral properties are capitalized until the properties are placed into production, sold or abandoned. These capitalized costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

mineral property costs are determined not to be recoverable over the estimated useful life, or exceed estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs, costs of feasibility studies, and option payments are expensed in the period incurred.

Administrative expenditures related to exploration activities are expensed in the period incurred.

(d)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided for under the terms of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(e)	Stock-based compensation

The Company has a stock option plan which is described in note 7(d). The Company accounts for all non-cash stock-based payments and awards that are direct awards of stock, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, on a fair value basis.

Under this measurement approach, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the applicable Canadian accounting standards, compensation costs attributable to awards that are direct awards of shares, or share appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus, recognized initially as the options vested with the recipient, is transferred to share capital.

(f)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated with those of the Company’s domestic operations and use the Canadian dollar as their functional currency.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(g)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(h)	Asset retirement obligations

During the year ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("HB 3110"). This standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with a restatement of prior periods presented. However, the adoption of HB 3110 resulted in no changes to amounts previously presented.

(i)	Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

(j)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(k)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The fair value of balances receivable from or payable to related parties are not readily determinable to the related party nature of such balances.

Marketable securities are presented at the lower of cost, net of accumulated write downs, and market value. The Company is not exposed to significant credit risk or interest rate risk.

(l)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(m)	Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or possibly surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(n)	Marketable securities

The Company's investments in marketable securities are initially recorded at cost. When there has been a loss in value of an investment that is other than a temporary decline, the investment is written down to market value.

(o)	Comparative figures

The preparation of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

	Number		Market	Carrying
	of shares	Cost	value	value
September 30, 2005
Taseko Mines Limited common shares
(note 6(d))	256,272	$715,000	$330,590	$363,906

December 31, 2004
Taseko Mines Limited common shares
(note 6(d))	256,272	$715,000	$533,046	$363,906

At September 30, 2005, the aggregate market value of the Company’s investment in the common shares of Taseko Mines Limited was less than the carrying value. However, the Company concluded that this decline was temporary.

5.	EQUIPMENT
		Accumulated	Net Book
	Cost	Amortization	Value
September 30, 2005
Buildings	$ 186,359	$ 27,954	$ 158,405
Furniture and fixtures	215,443	49,901	165,542
Site equipment	15,387	15,387	–
Vehicles	66,043	16,469	49,574
Computer equipment	81,986	24,151	57,835
	$ 565,218	$ 133,862	$ 431,356

December 31, 2004
Buildings	$ 186,359	$ 13,977	$ 172,382
Furniture and fixtures	179,281	17,585	161,696
Site equipment	15,387	15,387	–
Vehicles	17,500	5,250	12,250
Computer equipment	64,462	12,689	51,773
	$ 462,989	$ 64,888	$ 398,101

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

6.	MINERAL PROPERTY INTERESTS

(a)	Pebble Property

	As at
	September 30	December 31
	2005	2004
Balance, beginning of the period	$11,788,621	$–
Resource Lands
Issuance of 1,772,775 common shares (note 6(a))	–	11,788,621
Exploration Lands
Issuance of 977,795 common shares (note 6(a))	4,918,309	–
Pebble Property	$16,706,930	$11,788,621

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” gold/copper/molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI is a related party by virtue of (i) having directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interest in these option agreements from HDGI in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to “carry”( i.e. pay for) HDGI’s 20% share of costs in connection with the exercise requirements under the Options.

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments from resales of other blocks of shares which the Company managed. The actual adjusted amount was US$9,938,600 based on previous excess proceeds of resale. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Teck Cominco’s resale proceeds are to be credited against the guaranteed amount; any share resale surplus shares are to be returned to the Company’s treasury, and any share resale proceeds shortfall below the US$9,938,600 are to be made up by the Company in cash or through the issuance of additional

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

shares. Under the agreement, the Company is to ensure proceeds totalling US$9,938,600 by May 22, 2006. Additionally, the Company is required to manage the sale of at least US$1 million in each 3 month period commencing May 22, 2005. In the event that the proceeds are less than US$9,938,600, the Company is required to pay 110% of the shortfall, prior to May 22, 2007. To September 30, 2005, 342,200 of the original 1,772,775 shares had been sold for proceeds of approximately US$1,486,000. At September 30. 2005, the shortfall on the price protection guarantee was estimated at $634,128. Subsequent to the quarter end, the Company managed the sale of an additional 133,500 shares for proceeds paid to Teck Cominco of approximately US$554,000.

At the time of the Company exercising the Resource Lands Option, it exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands before November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have a proceeds guarantee.

Teck Cominco had the right, until August 24, 2005, to elect whether to require the Company to manage the resale of these shares in a manner where Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds. To September 30, 2005, none of the original 977,795 shares had been sold.

Teck Cominco’s resale proceeds will be credited with any share resale surplus returned to the Company’s treasury, and should the share resale shortfall below the US$4 million required amount, the shortfall must be made up by the Company in cash or through the issuance of additional shares. Upon payment in full by the Company of the guaranteed amount of the combined $14 million of resale proceeds to Teck Cominco, the exercise of the Exploration Lands Option and the Resource Lands Option will be completed and the Company will vest its interest and take registered title to the claims comprising them.

As a consequence of electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests. The valuation was required to be acceptable to the TSX Venture Exchange. No commissions or finders’ fees were payable in respect of the acquisition of the carried interests in the Options. On March 15, 2005, the Company announced it had reached an agreement in principle with HDGI to acquire the 20% carried interests for a purchase price of 14,002,268 common shares. The agreed number of shares was based on negotiations between the Company and HDGI with reference to an independent valuation of the carried interests performed by Ross

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

Glanville & Associates Ltd; the valuation was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange accepted the acquisition transaction in May and June 2005, respectively. The transaction was originally contemplated to be an acquisition of the carried interests from HDGI acting as trustee for certain family trusts, primarily of its insiders; however, it is possible that the acquisition will be restructured to be an acquisition of HDGI itself.

On completion of the acquisition of the carried interests and the discharge of Teck Cominco’s share resale guarantees, Northern Dynasty, through one or more 100% subsidiaries, will own a 100% right title and interest in the entire Pebble property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

(b)	Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. The Company continues to maintain these claims in good standing.

(c)	Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

(d)	Farmout Agreement

In December 2003, the Company entered into a Farmout Agreement (the "Agreement") with Taseko Mines Limited ("Taseko"), a public company with certain directors in common with the Company. Under the terms of the Agreement, Taseko granted to the Company rights to earn a joint venture working interest, subject to a maximum contribution of $650,000, in certain exploration properties located in the vicinity of Taseko’s Gibraltar mine property. For a period of 150 days after the Company had earned its working interests, Taseko had the right to purchase, at its option, the Company's earned interest for cash or common share consideration aggregating 110% of the Company's earn-in amount.

During the year ended December 31, 2003, the Company had earned an interest in these properties to the extent of $650,000, which was charged to operations in that year.

During 2004, Taseko exercised its right to purchase the Company's interest by issuing 256,272 common shares of Taseko for total consideration of $715,000. The Company's holdings of these Taseko common shares are presented as marketable securities (note 4).

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance, December 31, 2003		31,733,186	$ 21,064,437
Private placement March 2004, net of issue costs (iii)	$ 8.00	2,750,000	21,905,914
Private placement August 2004, net of issue costs (iv)	3.55	2,816,902	9,800,333
Share purchase options exercised	0.40	88,750	35,500
Share purchase options exercised	0.50	106,500	53,250
Share purchase options exercised	0.75	70,000	52,500
Share purchase options exercised	1.18	10,000	11,800
Share purchase options exercised	5.00	33,999	169,995
Fair value of stock options allocated to shares issued on
exercise		–	562,492
Property option payments	6.65	1,772,725	11,788,621
Warrants exercised (i)	0.60	30,000	18,000
Warrants exercised (ii)	0.90	6,944,445	6,250,000
Warrants exercised	1.15	500,000	575,000
Warrants exercised (iii)	4.65	821,875	3,821,719
Replacement of lost certificate		11,905	–
Balance, December 31, 2004		47,690,287	76,109,561
Share purchase options exercised	0.75	25,000	18,750
Share purchase options exercised	0.94	50,000	47,000
Share purchase options exercised	1.18	3,000	3,540
Share purchase options exercised	2.30	7,500	17,250
Share purchase options exercised	2.35	315,000	740,250
Share purchase options exercised	5.00	58,535	292,675
Warrants exercised (i)	0.60	10,000	6,000
Warrants exercised (iv)	4.15	2,176,902	9,034,143
Private placement March 2005, net of issue costs (v)	4.25	7,247,000	29,153,880
Common shares issued upon property acquisition	5.03	977,795	4,918,309
(note 6(a))
Balance, September 30, 2005		58,561,019	$ 120,341,358

(i)

In January 2003, the Company completed a private placement consisting of 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of a flow-through common share and a two-year non-flow-through share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

one common share and one two-year share purchase warrant with the same warrant terms.

(ii)

In July 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004.

(iii)

In March 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each. Each unit was comprised of a common share and one half warrant. Each whole warrant entitled the holder to purchase one common share at a price of $9.00 until March 16, 2005.

On July 16, 2004, the Company enacted, pursuant to approval from the TSX Venture Exchange, a reduction in the exercise price for 821,875 of these warrants to $4.65 each with a 30-day accelerated expiry provision, at the option of the Company, in the event the closing price of the Company's common shares on the TSX Venture Exchange is at least $4.65 for any 10 consecutive trading days. Such notice was issued on October 14, 2004 and all 821,875 of these warrants were exercised within the allotted 30 days.

(iv)

In August 2004, the Company completed a private placement consisting of 2,816,902 units at a price of $3.55 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $4.15 until August 5, 2005.

(v)

In March 2005, the Company completed a private placement consisting of 7,247,000 units at a price of $4.25 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase one additional common share at a price of $5.00 until September 18, 2006.

(vi)	The Company is committed to issuing 14,002,268 common shares pursuant to its acquisition of the remaining 20% of the Pebble property.

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended September 30, 2005 is:

		Exercise	December 31			Expired/	Sept. 30
Expiry date	Note	price	2004	Issued	Exercised	cancelled	2005
January 14, 2005	7(b)(i)	$ 0.60	10,000	–	(10,000)	–	–
March 16, 2005	7(b)(iii)	$ 9.00	553,125	–	–	(553,125)	–
August 5, 2005	7(b)(iv)	$ 4.15	2,816,902	–	(2,176,902)	(640,000)	–
Sept. 18, 2006	7(b)(v)	$ 5.00	–	7,247,000	–	–	7,247,000
			3,380,027	7,247,000	(2,186,902)	(1,193,125)	7,247,000

Weighted average exercise price			$ 4.93	$ 5.00	$ 4.13	$ 6.40	$ 5.00

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(d)	Share purchase option compensation plan

The Company has a share purchase option compensation plan which was approved by the Company's shareholders at the 2004 Annual and Extraordinary General Meeting, that had authorized the Company to grant up to 7,000,000 share purchase options to its employees, officers, directors and consultants.

At the 2005 Annual General Meeting held in July 2005 shareholders approved an increase in the number of share purchase options of an additional 4,300,000 which are available to grant to its employees, officers, directors and consultants. As at September 30, 2005, 4,337,300 of these options were outstanding and 4,846,166 remained available to grant. Vesting of these options is at the discretion of the board of directors, typically over a period of up to three years, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts from the market price. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the cases of retirement or death.

The continuity of share purchase options for the period ended September 30, 2005 is:

	Exercise	December, 31			Expired /	Sept. 30
Expiry date	price	2004	Granted	Exercised	cancelled	2005
May 9, 2005	$ 0.75	25,000	–	(25,000)	–	–
July 29, 2005	$ 0.94	50,000	–	(50,000)	–	–
July 29, 2005	$ 1.18	3,000	–	(3,000)	–	–
July 29, 2005	$ 2.35	315,000	–	(315,000)	–	–
September 19, 2005	$ 2.30	7,500	–	(7,500)	–	–
November 30, 2005	$ 5.00	1,469,334	–	(35,700)	(56,667)	1,376,967
November 30, 2005	$ 5.05	38,000	–	–	–	38,000
November 30, 2006	$ 4.65	100,000	–	–	–	100,000
November 30, 2006	$ 5.00	2,192,000	–	(22,835)	(311,832)	1,857,333
September 28, 2007	$ 5.40	–	150,000	–	–	150,000
November 30, 2007	$ 4.50	–	170,000	–	–	170,000
November 30, 2007	$ 5.31	–	655,000	–	(10,000)	645,000
		4,199,834	975,000	(459,035)	(378,499)	4,337,300

Weighted average exercise price		$ 4.71	$ 5.18	$ 2.44	$ 5.01	$ 5.03

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2005 and 2004 have been reflected in the statements of operations as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
Exploration
Engineering	$279,600	$31,032	$577,746	$167,185
Environmental, socioeconomic and land	125,910	239,518	233,171	291,852
Geological	349,960	691,325	839,171	1,451,298
Exploration	755,470	961,875	1,650,088	1,910,335
Operations and administration	741,983	592,527	1,997,289	2,125,027
Total compensation cost recognized in
operations, credited to contributed surplus	$1,497,453	$1,554,402	$3,647,377	$4,035,362

The weighted average assumptions used to estimate the fair value of options granted during 2005 and 2004 were:

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
Risk-free interest rate	3%	3%	3%	3%
Expected life	2.2 years	2.2 years	2.2 years	2.2
Vesting period	0 – 18 months	0 – 18 months	0 – 18 months	0 – 18 months
Expected volatility	76%	84%	76%	84%
Expected dividend yield	nil	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

(e)	Contributed surplus

Balance, December 31, 2002	$13,271
Changes during 2003
Non-cash stock-based compensation	1,675,064
Contributed surplus, December 31, 2003	1,688,335
Changes during 2004
Non-cash stock-based compensation	6,378,877
Fair value of stock options allocated to shares issued on exercise	(562,492)
Contributed surplus, December 31, 2004	7,504,720
Changes during 2005
Non-cash stock-based compensation	3,647,377
Contributed surplus, September 30, 2005	$11,152,097

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended		Nine months ended
	September 30		September 30
Transactions	2005	2004	2005	2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$660,722	$575,779	$1,932,948	$1,496,150
Hunter Dickinson Group Inc. (b)	3,200	3,200	9,600	9,600
Sidev Holdings Ltd. (c)	51,625	39,615	155,187	107,313
Brian Mountford & Associates Ltd. (d)	–	30,000	–	82,000
Galahad Gold plc (e)	–	–	26,660	–
Shambala Gold plc (e)	–	–	124,998	–

Balances receivable (payable)	September 30, 2005	December 31, 2004
Hunter Dickinson Inc. (a)	$175,940	$35,484
Hunter Dickinson Group Inc. (b)	–	(3,424)
Galahad Gold plc and subsidiary (e)	(22,291)	(20,000)
	$153,649	$12,060

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances payable to HDI from time to time result from advances by HDI to the Company and from services rendered to, but not yet paid for by, the Company.

(b)

Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common that provides consulting services to the Company. The balances payable to HDGI have resulted from the services rendered to, but not yet paid for by, the Company.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI (as trustee of HDG Master Trust) in respect of Teck Cominco’s "Pebble" gold-copper-molybdenum property in southwestern Alaska (note 6(a)).

In March 2004, the Company announced it had reached an agreement to acquire the 20% remaining contractual interest in the Pebble Property from HDGI as trustee of HDG Master Trust (note 6(a)).

(c)

During the nine months ended September 30, 2005, the Company paid $155,187 (nine months ended September 30, 2004 – $107,313) to Sidev Holdings Ltd., a private company controlled by Bruce Jenkins, the Chief Operating Officer and a director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company, for project management services.

(d)

During the nine months ended September 30, 2005, the Company paid $nil (nine months ended September 30, 2004 – $82,000) to Brian Mountford & Associates Ltd., a private company controlled by Brian Mountford, who was a director of the Company, and was President and Director of Northern Dynasty Mines Inc., a wholly owned private USA subsidiary of the Company, during a substantial portion of the period, for engineering and project management services and for his services as an officer of the Company, from which positions he resigned at the end of June 2005. Mr. Mountford also served as a consultant to Galahad Gold plc and its wholly owned subsidiary Shambhala Gold plc, which are significant shareholders of the Company.

(e)

During the nine months ended September 30, 2005, the Company paid $124,998 (nine months ended September 30, 2004 – $nil) to Shambhala Gold plc, (a subsidiary of Galahad Gold plc) for engineering and project management services provided by Mr. Mountford to the Company. During the nine months ended September 30, 2005, the Company was charged $26,660 (nine months ended September 30, 2004 – $nil) by Galahad Gold plc, a significant shareholder of the Company with a director in common, for travel expenses.

9.	INCOME TAXES

As at December 31, 2004, Northern Dynasty Minerals Ltd., the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not that these amounts will be utilized.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Nine months ended September 30, 2005
(Unaudited – Expressed in Canadian Dollars)

The following non-capital and capital losses, approximately, are available to reduce future taxable income:

Expiry Date
2005	$54,000
2006	–
2007	–
2008	25,000
2009	306,000
2010	813,000
2011	1,187,000
2012	1,754,000
Total non-capital losses	4,139,000
Capital losses carried forward	1,420,000
Excess of aggregate tax cost of equipment over net book value	–
Total losses and excess equipment tax costs available	$5,559,000

10.	SEGMENTED INFORMATION

The Company operates in a single reportable operating and geographic segment – the exploration and development of mineral properties in Alaska, USA.

11.	SUBSEQUENT EVENTS

Other than as disclosed elsewhere in these financial statements, subsequent to September 30, 2005 to November 2, 2005, the Company issued 11,500 common shares pursuant to the exercise of share purchase options, and issued nil common shares pursuant to the exercise of share purchase warrants.